FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 29, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

September 29, 2003

#03-21

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

MELVILLE DIAMOND PROJECT EXPLORATION UPDATE

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) and Navigator Exploration Ltd. (TSXV;NVR)

are pleased to provide an update on the first phase of exploration on their Melville Diamond Project in Nunavut.  The Fury, Sarcpa and Gem properties comprise approximately 1 million acres situated on the Melville Peninsula and Baffin Island, in proximity to both the diamondiferous AV-1 kimberlite body discovered by Stornoway Diamond Corporation and extensive landholdings currently being evaluated by De Beers Canada Exploration Inc.

The field program commenced in late July, 2003.  To date, a total of 245 till and stream sediment samples have been collected from the three properties.  The majority of the samples are in transit to the process facility for extraction of potential kimberlite indicator minerals. Results will be reported when available, and will be used to make a preliminary evaluation of the potential for diamondiferous kimberlites on the properties.

During the summer, an airborne geophysical survey was flown over the properties and in excess of 14,700 line kilometers of high resolution aeromagnetic data were collected from seven areas of interest.  Although final data has not yet been received, preliminary data indicates the presence of numerous anomalies of exploration interest. Ground checking of one prominent linear target resulted in the discovery of a large sulphide bearing iron formation. Samples of this material have been submitted for assay.

Six small (100 to 400m diameter) occurrences of serpentinized ultramafic rock mapped by the Geological Survey of Canada in 1976/77, were investigated and were determined by the field geologists to represent pyroxenite or amphibolite. Samples have been collected for laboratory analysis.

Plans for further exploration of the properties will be developed once all results of the 2003 program have been received, compiled and interpreted.  NDT and Navigator can earn a 60% collective interest (30% interest each) in the three properties from Stornoway Diamond Corporation and Hunter Exploration Group by funding acquisition costs, issuing shares and incurring $1 million in exploration costs.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G.Hewett”

_______________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: September 29, 2003